Zoetis Inc.

5 Giralda Farms

Madison, New Jersey 07940

June 13, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Zoetis Inc.

Request for Acceleration

Registration Statement on Form S-4

(File No. 333-188750) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Zoetis Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated by the Commission so that the Registration Statement, as then amended, will become effective under the Securities Act at 10:00 a.m., Washington, D.C. time, on June 17, 2013 or as soon thereafter as practicable.

In connection with the foregoing request, the Company hereby acknowledges that it is the position of the staff of the Commission (the “Staff”) that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Thomas W. Greenberg of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-7886 and that such effectiveness also be confirmed in writing.

Very truly yours, ZOETIS INC.

/s/ Heidi C. Chen
By:	Heidi C. Chen
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:	Thomas W. Greenberg, Esq.

Stacy J. Kanter, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Paul M. Kinsella, Esq.

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

[Signature Page to Acceleration Request]